Exhibit 99.1

Steakholder Foods® to Sell MX200 Printer to Vegefarm for Asia
Market Launch

Under a Memorandum of Understanding, Steakholder Foods will adapt its 3D-printed plant-based Marbled Beef Steak for the Asian market, with Taiwanese manufacturer Vegefarm leading commercialization efforts.

Rehovot, Israel, Dec. 10, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, is pleased to announce the signing of a Memorandum of Understanding (MoU) with Vegefarm Co. Ltd., a prominent Taiwanese food company, for the sale of its MX200 3D printer and accompanying raw materials. This deal marks a major step in Steakholder Foods’ expansion into the Asian market, aligning with the growing demand for innovative plant-based products.

Jack Chen, Chairman of Vegefarm (left), and Arik Kaufman, CEO of Steakholder Foods (right), sign commercial terms for MX200 sale.

Under the MoU, Steakholder Foods would provide Vegefarm with the MX200 printer, powered by its advanced Fused Paste Layering (FPL™) technology, and plant-based premixes designed to create high-quality meat alternatives. The Industrial Technology Research Institute (ITRI), a leading Taiwanese research institute, will support the adaptation of Steakholder Foods’ product for the Taiwanese market while Vegefarm will take on the role of commercialization, managing the production and distribution of these products, utilizing its established market presence to drive adoption and sales.

Arik Kaufman, CEO of Steakholder Foods, said: “We are excited to enter this commercial phase with Vegefarm and to have the support of ITRI in adapting our innovative technology for Taiwan. This deal is a testament to our commitment to providing scalable, high-quality plant-based solutions globally, and we look forward to seeing these products thrive in the Asian market through Vegefarm’s distribution channels.”

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

About Vegefarm

Originating from Taipei, Taiwan, Vegefarm has been operating for more than 70 years. As a top leading frozen vegetarian food manufacturer, Vegefarm produces and supplies more than 300 kinds of high-quality, healthy and delicious vegetarian and vegan products.

https://www.vegefarmglobal.com/

About ITRI

Industrial Technology Research Institute (ITRI) is one of the world’s leading technology R&D institutions aiming to innovate a better future for society. Founded in 1973, ITRI has played a vital role in transforming Taiwan’s industries from labor-intensive into innovation-driven. To address market needs and global trends, it has launched its 2030 Technology Strategy & Roadmap and focuses on innovation development in Smart Living, Quality Health, and Sustainable Environment. It also strives to strengthen Intelligentization, enabling technology to support diversified applications.

Over the years, ITRI has been dedicated to incubating startups and spinoffs, including well-known names such as UMC and TSMC. In addition to its headquarters in Taiwan, ITRI has branch offices in the U.S., Europe, and Japan in an effort to extend its R&D scope and promote international cooperation across the globe. For more information, please visit https://www.itri.org/eng

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Investor Contact:	Press Contact:

Steakholder Foods Ltd.	Steakholder Foods Ltd.
Investors@steakholderfoods.com	Info@steakholderfoods.com

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